UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Kingsway Financial Services Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

496904202

(CUSIP Number)

Terence M. Kavanagh

45 St. Clair Avenue West, Suite 400

Toronto, Ontario, Canada M4V 1K9

Telephone: (416) 923-1477

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

1	NAME OF REPORTING PERSONS Oakmont Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 966,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 966,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,000 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 7.87% (See Item 5 herein)
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS E.J.K. Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER 966,250
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER 966,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,000 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 7.87% (See Item 5 herein)
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS 1272562 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 966,250
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 966,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,000 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 7.87% (See Item 5 herein)
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Terence M. Kavanagh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,750
	8	SHARED VOTING POWER 972,250
	9	SOLE DISPOSITIVE POWER 28,750
	10	SHARED DISPOSITIVE POWER 972,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,000 (see Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5 herein)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 7.87% (See Item 5 herein)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Gregory P. Hannon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,000
	8	SHARED VOTING POWER 973,250
	9	SOLE DISPOSITIVE POWER 27,000
	10	SHARED DISPOSITIVE POWER 973,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,000 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5 herein)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 7.87% (See Item 5 herein)
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on March 5, 2009 (the “Schedule 13D”) by Oakmont Capital Inc., an Ontario corporation (“Oakmont”), E.J.K. Holdings Inc., an Ontario corporation (“EJK”), 1272562 Ontario Inc., an Ontario corporation (“1272562”), and Gregory P. Hannon and Terence M. Kavanagh, each of whom are citizens of Canada (collectively, the “Reporting Persons”). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. All references to shares of common stock in this Amendment have been adjusted for the one-for-four reverse stock split effective July 3, 2012.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

This Schedule 13D relates to the shares (“Shares”) of common stock, no par value, of Kingsway Financial Services Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 45 St. Clair Avenue West, Suite 400 Toronto, Ontario, Canada M4V IK9.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

The persons filing this statement are Oakmont Capital Inc., an Ontario corporation (“Oakmont”), E.J.K. Holdings Inc., an Ontario corporation (“EJK”), 1272562 Ontario Inc., an Ontario corporation (“1272562”), and Gregory P. Hannon and Terence M. Kavanagh, each of whom are citizens of Canada (collectively, the “Reporting Persons”). The principal business address and the address of the principal office of each of the Reporting Persons is 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, Canada M4V 1K9.

Oakmont, EJK and 1272562 are primarily engaged in the business of investing in securities. Each of EJK and 1272562 owns 50% of the outstanding voting stock of Oakmont. Terence M. Kavanagh owns all of the voting stock of EJK. Gregory P. Hannon owns all of the capital stock of 1272562. Terence M. Kavanagh’s present principal occupation or employment is acting as President, Treasurer and a Director of Oakmont. Gregory P. Hannon’s present principal occupation or employment is acting as Vice President and Secretary and a Director of Oakmont.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Oakmont, EJK and 1272562 is set forth in Schedule A attached hereto.

Neither Oakmont, EJK, 1272562, Mr. Kavanagh, Mr. Hannon, nor any executive officer or director of Oakmont, EJK or 1272562 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Oakmont, EJK, 1272562, Mr. Kavanagh and Mr. Hannon may be regarded as a group (the “Group”) for purposes of Rule 13d-5 under the Securities Exchange Act of 1934.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Item 3 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

The aggregate purchase price of the 1,035,000 Shares purchased by the Reporting Persons was Cdn $26,502,343 (including commissions). The source of funding for the purchase of these Shares was general working capital of each of Oakmont, EJK and 1272562 and personal funds of each of Mssrs. Kavanagh and Hannon.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

The Reporting Persons have acquired the Shares of the Issuer for investment purposes. Subsequent to the filing of the Schedule 13D on March 5, 2009, Mssrs. Kavanagh and Hannon were elected to the Board of Directors of the Issuer. Mr. Kavanagh was elected to the Board of Directors of the Issuer on April 23, 2009. Mr. Hannon was appointed to the Board of Directors of the Issuer on September 16, 2009 and elected by the shareholders at the next Annual Meeting held on May 27, 2010.

The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer as they deem appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may dispose of some or all of their Shares in the open market, in privately negotiated transactions or otherwise. Except as described herein, no Reporting Person has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(a) As of the close of business on December 12, 2012, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,035,000 Shares, representing approximately 7.87% of the Issuer’s outstanding Shares (based upon the 13,148,971 Shares stated to be outstanding as of November 9, 2012 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012).

(b) Oakmont has sole voting power and sole dispositive power with respect to the 966,250 Shares that it owns directly. Oakmont may be deemed to be a beneficial owner of the balance of the 1,035,000 Shares beneficially owned by the Group, by virtue of its participation in the Group. EJK has sole voting power and sole dispositive power with respect to the 6,000 Shares that it owns directly. EJK has shared voting power and shared dispositive power with respect to the 966,250 Shares owned directly by Oakmont, by virtue of EJK’s ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. EJK may be deemed to be a beneficial owner of the balance of the 1,035,000 Shares beneficially owned by the Group, by virtue of its participation in the Group.

1272562 has sole voting and sole dispositive power with respect to 3,000 Shares that it owns directly. 1272562 has shared voting power and shared dispositive power with respect to the 966,250 Shares owned directly by Oakmont, by virtue of its ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. 1272562 may be deemed to be a beneficial owner of the balance of the 1,035,000 Shares beneficially owned by the Group, by virtue of its participation in the Group.

Mr. Kavanagh has sole voting power and sole dispositive power with respect to 26,875 Shares owned through a self-directed Retirement Savings Plan, 1,750 Shares owned directly and 125 Shares owned directly by a trust for his nephew (Mr. Kavanagh is the sole trustee). Mr. Kavanagh has shared voting power and shared dispositive power with respect to the following Shares:

(i) the 6,000 Shares owned directly by EJK, by virtue of Mr. Kavanagh’s ownership of all of the outstanding voting stock of EJK; and (ii) the 966,250 Shares owned directly by Oakmont, by virtue of Mr. Kavanagh’s ownership of all the outstanding voting stock of EJK, and EJK’s ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

Mr. Kavanagh may be deemed to be a beneficial owner of the balance of the 1,035,000 Shares beneficially owned by the Group, by virtue of his participation in the Group.

Mr. Kavanagh’s sister owns directly and through a registered retirement savings account 10,500 Shares and his mother owns, directly and through a Retirement Income Fund, 15,000 Shares, as to which Mr. Kavanagh disclaims beneficial ownership.

Mr. Hannon has sole voting power and sole dispositive power with respect to the following Shares:

(i) the 22,500 Shares owned directly by him or through a self-directed Retirement Savings Plan; and (ii) the 4,500 Shares owned directly by two trusts for Mr. Hannon’s children; Mr. Hannon is the sole trustee of each such trust.

Mr. Hannon has shared voting power and shared dispositive power with respect to the following Shares:

(iii) the 3,000 Shares owned directly by 1272562, by virtue of Mr. Hannon’s ownership of all of the outstanding voting stock of 1272562;

(iv) the 4,000 Shares owned directly by Gilter Inc., an Ontario corporation of which all of the outstanding voting stock is owned by the Gregory Hannon Family Trust, of which Mr. Hannon is one of two trustees; and

(v) the 966,250 Shares owned directly by Oakmont, by virtue of his ownership all of the capital stock of 1272562, and 1272562’s ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

Mr. Hannon may be deemed to be a beneficial owner of the balance of the 1,035,000 Shares beneficially owned by the Group, by virtue of his participation in the Group.

Mr. Hannon’s spouse owns directly 13,750 Shares, as to which Mr. Hannon’s claims beneficial ownership.

(c) The following table sets forth all transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

Transaction Effected By:	Date of Transaction:	Amount of Common Shares Purchased (Sold):	Price Per Common Share:	Where and How Effected:
T. Kavanagh	03/20/2009	375	$8.91 Cdn	Open Market

Oakmont Capital Inc.	12/03/2012	10,000	$2.55 Cdn	Open Market

Oakmont Capital Inc.	12/04/2012	5,000	$2.55 Cdn	Open Market

Oakmont Capital Inc.	12/04/2012	4,500	$2.54 Cdn	Open Market

Oakmont Capital Inc.	12/04/2012	500	$2.53 Cdn	Open Market

Oakmont Capital Inc.	12/05/2012	18,400	$2.54 Cdn	Open Market

Oakmont Capital Inc.	12/05/2012	200	$2.54 Cdn	Open Market

Oakmont Capital Inc.	12/05/2012	400	$2.54 Cdn	Open Market

Oakmont Capital Inc.	12/06/2012	20,000	$2.63 Cdn	Open Market

Oakmont Capital Inc.	12/06/2012	39,700	$2.60 Cdn	Open Market

Oakmont Capital Inc.	12/06/2012	200	$2.60 Cdn	Open Market

Oakmont Capital Inc.	12/07/2012	19,500	$2.73 Cdn	Open Market

Oakmont Capital Inc.	12/07/2012	200	$2.72 Cdn	Open Market

Oakmont Capital Inc.	12/07/2012	300	$2.69 Cdn	Open Market

Oakmont Capital Inc.	12/10/2012	1,400	$2.75 Cdn	Open Market

Oakmont Capital Inc.	12/10/2012	600	$2.74 Cdn	Open Market

Oakmont Capital Inc.	12/10/2012	400	$2.73 Cdn	Open Market

Oakmont Capital Inc.	12/10/2012	1,200	$2.70 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	10,000	$2.85 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	3,100	$2.80 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	300	$2.79 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	5,500	$2.75 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	300	$2.74 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	400	$2.73 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	400	$2.72 Cdn	Open Market

Oakmont Capital Inc.	12/12/2012	5,000	$2.71 Cdn	Open Market

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2012 OAKMONT CAPITAL INC.

By:	/s/ Terence M. Kavanagh
Name: Terence M. Kavanagh Title: President

E.J.K. HOLDINGS INC.

By:	/s/ Terence M. Kavanagh
Name: Terence M. Kavanagh Title: President

1272562 ONTARIO INC.

By:	/s/ Gregory P. Hannon
Name: Gregory P. Hannon Title: President

/s/ Terence M. Kavanagh
Terence M. Kavanagh

/s/ Gregory P. Hannon
Gregory P. Hannon

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position and principal occupation of each director and executive officer of Oakmont, EJK and 1272562. Each such person is a citizen of Canada. The business address of each such person is 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, Canada M4V 1K9. To the best of the Reporting Persons’ knowledge, except as set forth in this Statement on Schedule 13D, none of the directors or executive officers of the Reporting Person owns any Shares of the Issuer.

Reporting Person	Name	Position	Principal Occupation
Oakmont	Terence M. Kavanagh	President; Treasurer; Director	See Item 2 herein
Oakmont	Gregory P. Hannon	Vice President; Secretary; Director	See Item 2 herein
EJK	Terence M. Kavanagh	President; Director	See Item 2 herein
1272562	Gregory P. Hannon	President; Director	See Item 2 herein